

December 28, 2010

David Emery
Chief Executive Officer
Black Hills Corporation
625 Ninth Street
Rapid City, South Dakota 57701

> **Re:** **Black Hills Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **File No. 1-31303**

Dear Mr. Emery:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Items 1 and 2. Business and Properties, page 10

Oil and Gas Segment, page 34

Summary Oil and Gas Reserve Data, page 35

1. Item 1202(a)(7) of Regulation S-K states "Disclose and describe the internal controls the registrant uses in its reserves estimation effort. In addition, disclose the qualifications of the technical person primarily responsible for overseeing the preparation of the reserves estimates and, if the registrant represents that a third party conducted a reserves audit, disclose the qualifications of the technical person primarily responsible for overseeing such reserves audit." Please expand your discussion concerning internal controls and describe the qualifications of the in-house technical person responsible for overseeing/liaising with your third party engineer.

Acreage, page 38

2.   We note the disclosure of 261 thousand net undeveloped acres (64% of the total) to your ownership. Please expand the presentation of your undeveloped acreage to discuss the near term expiration of any material undeveloped acreage as contemplated in Item 1208(b) of Regulation S-K.

Items 7 and 7A. Management's Discussion and Analysis of Financial Condition and Results of Operations and Quantitative And Qualitative Disclosures About Market Risk, page 68

Oil and Gas, page 88

2.   Please expand your discussion here to disclose the information pertaining to your proved undeveloped reserves as required by Item 1203 of Regulation S-K. Note that changes due to conversion to proved developed are required by 1203(b) as well as those due to revisions, acquisition/divestiture, drilling, and improved recovery.

3.   Please expand your discussion to include the information pertaining to your product delivery commitments, if any, as specified in Item 1207 of Regulation S-K. If you have none, please so state.

Item 8. Financial Statements and Supplementary Data, page 127

Notes to Consolidated Financial Statements, page 136

Note 1. Business Description and Summary of Significant Accounting Policies, page 136

Legal Costs, page 142

4.   We note that you record litigation settlement accruals net of probable insurance recoveries. Please tell us how you meet the right of set-off criteria in ASC 210-20-45-1.

Note 21. Oil and Gas Reserves and Related Financial Data (Unaudited), page 201

5.   We note that you do not disclose information about management's evaluation of capitalized exploratory well costs. Please tell us what consideration you gave to providing the disclosures required by ASC 932-235-50-16.

Standardized Measure of Discounted Future Net Cash Flows, page 205

6.   It appears you have included future revenue from the Newcastle Gas Processing Plant in the future cash inflows of the standardized measure. Please tell us if these revenues are derived solely from processing gas production volumes in which you have a revenue interest. If they are not, explain your reasons for claiming such third party processing revenues. We may have further comment.

7.   Please tell us the portion of your proved liquid reserves that are NGLs and the NGL prices you used in proved reserve estimation. Explain the reason you did not disclose NGL reserves separately from crude oil.

8.   We note the omission of the line item "Previously estimated development costs incurred during the period" in the principal changes to the standardized measure as required by FASB ASC subparagraph 932-10-65-1. Please revise your presentation to comply with ASC 932.

Exhibit 99

9.   We note the omission of items prescribed by Item 1202(a)(8) of Regulation S-K. Please procure a third party reserve report that includes:

- (i) The purpose for which the report was prepared and for whom it was prepared;
- (ii) The date on which the report was completed;
- (iv) Discussion of the sources of production and pressure data;
- (v) Adjusted average product prices (after application of differentials for quality, transportation, etc.) including NGLs and discussion of COPAS charges;
- (vi) A discussion of the possible effects of regulation on the ability of the registrant to recover the estimated reserves;
- (viii) A statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the report; and
- (x) The third party's responsible technical person's qualifications.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Accounting Branch Chief